United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale on contribution claim

Rio de Janeiro, December 2, 2022 – Following the 2015 rupture of the Fundão tailings dam owned by Samarco, and in accordance with the Transaction and Conduct Adjustment Agreement (“TTAC”) and the TacGov Agreement signed with Brazilian public authorities, Samarco and its joint venture owners, Vale S.A. (“Vale” or the “Company”) and BHP Billiton Brasil Ltda. (“BHPB”), created the Fundação Renova, a not-for-profit private foundation, to develop and implement social, economic and environmental programs for the reparation and compensation of damages caused by the rupture.

As previously disclosed by BHP Group Limited (“BHP”), BHP and another BHP group company have been named as defendants in group action claims for damages filed in the courts of England and Wales (the “UK Claims”). The UK Claims were filed on behalf of certain individuals and municipalities in Brazil allegedly impacted by the 2015 dam rupture. As acknowledged by the claimants, any damages to be awarded in connection with the UK Claims will be reduced by amounts previously awarded to or received by any of the same claimants in Brazil, including pursuant to the TTAC and the TacGov Agreement.

In connection with the UK Claims, on December 2, 2022, BHP filed a contribution claim against the Company. The Company and its legal advisers will carefully consider the details of the claim and determine its response. However, the Company does not concede that it is subject to the jurisdiction of the English court and intends to contest any alleged liability in connection with the UK Claims.

The Company reaffirms its commitment to repairing the damage caused by the rupture of the Fundão dam, in accordance with the terms of the TTAC and the TacGov Agreement as described in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on April 14, 2022 (the “Annual Report”). So far, more than 403,000 people have been compensated, with more than 24.73 billion reais allocated to actions carried out by the Fundação Renova.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may contains “forward-looking statements” within the meaning of the federal securities laws. Words such as “will,” “intend,” “expect” and similar expressions identify these forward-looking statements, which include but are not limited to statements related to the UK Claims, any related damage amounts and the response of the Company to (and impact on the Company from) the UK Claims, as well as any other statements regarding future expectations, beliefs, plans, objectives, future events or performance of the Company. We caution you that these statements are not guarantees of future performance or results and are subject to numerous evolving risks and uncertainties that we may not be able to accurately predict or assess, including risks related to the UK Claims and any related damages, as well as other factors identified in this cautionary note and in the risk factors of the Company’s Annual Report and any updates thereto in subsequent filings of the Company with the SEC. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update this information. Any defined terms used herein have the same meanings as such terms disclosed in the Company’s Annual Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 2, 2022		Head of Investor Relations